UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 30, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:
Name	Stuart MacKenzie
Title:	Group Secretary
Date: September 6 2010

6 September 2010
Newcrest VWAP
Lihir Gold Ltd (“LGL”) advises that for the purpose of calculating the entitlements of LGL shareholders who elected ‘Maximum Share Consideration’ or ‘Maximum Cash Consideration’ under the mix and match facility under the Scheme, the Newcrest VWAP is A$37.86.
As defined in the Scheme Booklet the Newcrest VWAP is the arithmetic average (rounded to two decimal places) of the daily Newcrest volume weighted average share prices over the five ASX trading days up to and including today, being the Record Date under the Scheme.
LGL shareholders are reminded that they have until 9.00pm AEST tonight to lodge a valid Scheme Consideration election.
Detailed information regarding the scheme consideration and the mix and match facility under the Scheme is set out in section 5.4 of the LGL Scheme Booklet dated 22 July 2010, which is available on the LGL website www.lglgold.com.
The outcome of the “Mix and Match” election process is expected to be announced on Friday 10 September 2010. All New Newcrest Shareholders will receive written confirmation of their allocation with despatch of holding statements and cheques expected to commence on Monday 13 September 2010.
New Newcrest Shares commenced trading on a deferred settlement basis on 31 August 2010 and it is the responsibility of each New Newcrest Shareholder to confirm their holding before trading in New Newcrest Shares, to avoid the risk of selling shares they do not own. Trading in New Newcrest Shares is expected to commence on a normal settlement basis on Wednesday 22 September 2010.
Further Information
An LGL shareholder information line is available on 1300 749 597 (within Australia) or +61 3 9415 4665 (outside Australia) between 8.30am and 5.00pm (Australian Eastern Standard Time), Monday to Friday.
For further information regarding LGL please contact:
Stuart MacKenzie
Group Secretary
+61 7 3318 3319